UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               FORM 10-SB/A No. 2
                               ------------------
                             File Number: 000-50239
                             ----------------------


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
      ---------------------------------------------------------------------
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            WINMARK ENTERPRISES, INC.
                            -------------------------
                 (Name of Small Business Issuer in its charter)

                                     Nevada
                                     ------
         (State or other jurisdiction of incorporation or organization)

                                   88-0488793
                                   ----------
                      (I.R.S. Employer Identification No.)

                            1901 - 1188 Quebec Street
                   Vancouver, British Columbia, Canada V6A 4B3
                   -------------------------------------------
              (Address of principal executive offices and zip code)

Issuer's telephone number: (604) 780-5654
                           --------------

Issuer's fax number: (208) 361-2786
                     --------------

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:   None
                                           ----

Name of each exchange on which each class is to be registered:   N/A
                                                                 ---

Securities to be registered  under Section 12(g) of the Act: Common Stock with a
                                                             -------------------
par value of $0.001
-------------------

                            WINMARK ENTERPRISES, INC.
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                                Table of Contents
                                -----------------

PART I.........................................................................1

   ITEM 1.   DESCRIPTION OF BUSINESS...........................................1
      Risk Factors.............................................................5
   ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION........10
   ITEM 3.   DESCRIPTION OF PROPERTY..........................................16
   ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...16
   ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.....18
   ITEM 6.   EXECUTIVE COMPENSATION...........................................20
   ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................21
   ITEM 8.   DESCRIPTION OF SECURITIES........................................21

PART II.......................................................................21

   ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
   EQUITY AND RELATED STOCKHOLDER MATTERS.....................................21
   ITEM 2.   LEGAL PROCEEDINGS................................................22
   ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS OR ACCOUNTING
   AND FINANCIAL DISCLOSURE...................................................22
   ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES..........................22
   ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS........................22

PART III......................................................................36

   ITEM 1.   INDEX TO EXHIBITS................................................36































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                                                                        Page i
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                            WINMARK ENTERPRISES, INC.
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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
                 ----------------------------------------------

PART I
------

ITEM 1.      DESCRIPTION OF BUSINESS
------------------------------------

Introduction
------------

As used in this registration statement, the terms "we", "us", "our", "our company" and "Winmark." mean Winmark Enterprises, Inc. unless otherwise indicated. In this registration statement, unless otherwise specified, all dollar amounts are expressed in United States dollars, and all references to "CDN$" refer to Canadian dollars. All references to "common shares" refer to the common shares in our capital stock.

Business Development During Last Three Years
--------------------------------------------

We were incorporated under the laws of the State of Nevada on March 8, 2001 under the name Adult Mergers, Inc., as a wholly owned subsidiary of Growth Mergers, Inc., a company whose shares are registered under the Securities Exchange Act of 1934. Growth Mergers, Inc. has been our only shareholder since our incorporation. On November 15, 2002, we changed our name to Winmark Enterprises, Inc.

We own and operate online adult entertainment websites and we commenced operations of our first adult entertainment website on October 19, 2001. We have never declared bankruptcy or been in receivership or similar proceedings.


We currently own and operate three online adult entertainment websites: www.insidedesire.com, www.insidehardcore.com and www.insideasians.com. We
--------------------  ----------------------     --------------------
commenced operations on October 19, 2001 with the launch of our first website: www.insidedesire.com. We registered this domain name and contracted the
--------------------
development of this website and its contents to Teleteria, Inc., a Stamford, Connecticut developer of turnkey adult websites. On January 17, 2002 we launched www.insidehardcore.com. The "front end" or sales portion of this web site, which
----------------------
includes pages which can be viewed by members and non members was developed by our company and the content was developed and provided to our company by Teleteria, Inc. On March 1, 2003, we launched www.insideasians.com, which was
                                              --------------------
also developed in this way and has content provided by Teleteria, Inc. We do not plan to develop or produce any content ourselves nor do we plan to hire any models, erotic story writers, photographers or illustrators.

We have obtained the registration of other domain names, such as
www.insidestuds.com and www.insideteengirls.com, for which the websites are
-------------------     -----------------------
currently under construction.


On December 4, 2002, Growth Mergers, Inc. adopted a written consent resolution of its shareholders to distribute as a dividend all of the issued and outstanding shares of our common stock to the shareholders of Growth Mergers, Inc. on a pro rata basis. The spin off of the shares of our common stock will be effective 20 days after Growth Mergers, Inc. files a definitive information statement regarding the spin off with the Securities and Exchange Commission. Upon the completion of the spin off, we will no longer be a wholly owned subsidiary of Growth Mergers, Inc. and we will no longer have any corporate relationship with Growth Mergers, Inc.

Growth Mergers wishes to spin-off the shares of our company because Growth Mergers' board of directors believes that Growth Mergers' business and financing opportunities will be unduly constrained because possible strategic partners, consumers and investors will view our business as offensive. Growth Mergers believes that it will hinder its fund raising efforts for its new operating subsidiary, Jupiter Oil and Gas Inc., which is an oil and gas exploration company. Accordingly, Growth Mergers' board of directors, in consultation with its senior management, determined that it would be in Growth Mergers' best interest to distribute our outstanding shares by way of a dividend.

We anticipate that the spin-off will be effective when the following steps are completed:


     1. Growth Mergers files an amended preliminary information statement with the Securities and Exchange Commission describing the registration of our shares under the Securities Exchange Act of 1934;

     2. Growth Mergers files a definitive information statement with the Securities and Exchange Commission; and

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Form 10-SB                                                              Page 1

                            WINMARK ENTERPRISES, INC.
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     3.   Growth Mergers mails the definitive information statement to its shareholders of record on December 4, 2002.

Under Nevada Corporate law, 20 days after the definitive information statement is first mailed to Growth Mergers' shareholders, then the spin-off will be effective, which we expect will occur in August or September, 2003.


Our Current Business
--------------------

We currently own and operate three online adult entertainment websites: www.insidedesire.com, www.insidehardcore.com and www.insideasians.com. We
--------------------  ----------------------     --------------------
commenced operations on October 19, 2001 with the launch of our first website: www.insidedesire.com. We registered this domain name and contracted the
--------------------
development of this website and its contents to Teleteria, Inc., a Stamford, Connecticut developer of turnkey adult websites. On January 17, 2002 we launched www.insidehardcore.com. The "front end" or sales portion of this web site, which
----------------------
includes pages which can be viewed by members and non members was developed by our company and the content was developed and provided to our company by Teleteria, Inc. On March 1, 2003, we launched www.insideasians.com, which was
                                              --------------------
also developed in this way and has content provided by Teleteria, Inc. We do not plan to develop or produce any content ourselves nor do we plan to hire any models, erotic story writers, photographers or illustrators.

All memberships which are purchased through our sites are done through a single account with our third party billing management company. Because our membership system has not yet been updated to allow us to determine which web site a member has come through to purchase a membership, we are unable to judge the relative success of each of our websites and cannot ascertain when each of the websites began generating revenue. We intend to update our membership system to allow to track revenue by site by the end of this calendar year. All of our revenue is currently derived by memberships purchased to access content on our web sites. We have the ability to sell advertising on our sites. Management is currently focused on marketing our sites to end users and will re-evaluate on a quarterly basis whether marketing effort should be expended on selling advertising space.

People who visit these web sites have the opportunity to purchase memberships of varying lengths of time. They can purchase a 3-day trial, a monthly membership or an annual membership. The members area of our sites allows users to access various forms of adult content including pictures, videos, interactive games and erotic stories. This content is updated monthly as part of our contract with Teleteria. We do not sell any products through our website. We only sell memberships to the member's area of our website which includes adult orientated pictures, videos, interactive games and erotic stories.

Adult entertainment web sites have slightly varied business models to generate revenue from the visitors to their websites. These multiple revenue streams include advertising fees, sponsorships fees, e-commerce transactional fees, fees for subscription services and pay-per-view events. Our websites generate revenue primarily from fees paid by our members for the subscription services offered by our websites. Members may purchase a trial or monthly membership using a credit card online, or via a bank withdrawal by entering their checking account information (a direct withdrawal is completed by iBill via the user's financial institution), or by calling a 900 number where the membership fee is added to the user's telephone bill. We have entered into a non-exclusive agreement with iBill, a third party billing management company, to assist us to process payments of subscription fees from our members. iBill is one of the largest billing service providers in the adult entertainment industry, and offers their services on a transaction-fee basis.

In addition to the three current websites, we plan to develop a series of websites that will provide various forms of online entertainment, initially concentrating on offering adult-oriented content and services to a wide geographic and demographic customer base over the Internet through membership-based websites. We have obtained the registration of other domain names, such as www.insidestuds.com and www.insideteengirls.com, for which the
               -------------------     -----------------------
websites are currently under construction. Despite the name of the site www.insideteengirls.com, there will not be any models displayed on the site under the age of eighteen. This will be clearly stated on all pages that potential members will view before they purchase a membership. The site will be marketed as one where the models are young looking. Because of this, management does not foresee any legal issues related to the development or marketing of the site.

We believe our company can successfully develop the series of websites as planned because we have retained the necessary personnel and have developed necessary third party relationships with iBill to assist us with payment and credit card processing and with Teleteria, Inc. to provide us with and update the contents for our websites. We currently employ one full time employee and two part time employees to carry out the day-to-day activities of our company. Our employees develop our websites and maintain all necessary records for business purposes. Marketing is outsourced to various third parties depending on the prices and management's evaluation of such services.

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Form 10-SB                                                              Page 2

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

Our relationship with Teleteria is not exclusive. We can easily establish relationship with additional or alternative providers of content. There are many such vendors in the marketplace with various monthly content packages available at rates which are competitive to those we are currently paying Teleteria. Teleteria provides an extensive library of photos, movies, erotic stories and interactive games which comprise the content that members of our websites pay to access.

We have based our current operations in Vancouver, British Columbia, Canada because of its comparatively lower salary rates, its considerable availability of qualified human resources and its easy access to quality Internet services at reasonable prices.

Anticipated Sources of Revenue
------------------------------

Although there are no assurances we will continue to generate revenues from these sources, our current websites earn revenues primarily from membership and associated fees we charge to users of our websites. We also intend to earn revenues from the following sources through the operation of our current website and additional contemplated websites featuring adult content:

     (a)  usage fees;
     (b)  advertising fees; and
     (c)  pay-per-view events.

Marketing Products and Services
-------------------------------

Marketing of our products and services can take various forms including: specialized modification to the source code of our web pages to increase their likelihood of being easily found through search engines; search engine registration whereby the Company or a third party who is paid by the company actively registers the web sites with as many search engines as possible; paid search engine registration whereby certain search engines who offer the service are paid a fee to list the web sites; paid banner placements whereby the Company pays to have an advertising link on related web sites; mass e-mail marketing and banner exchanges whereby the Company places a link to a related web site on its pages in exchange for the other company providing a reciprocal link.

The company currently engages in specialized source code modification and search engine registration and is evaluating other marketing options.

Growth of the Internet
----------------------

The Internet has quickly emerged as a global medium that allows hundreds of millions of people worldwide to obtain information, communicate and conduct business electronically. Management believes that that the decreasing cost of computers and increased availability of Internet access will result in continued growth in Internet usage for the foreseeable future.

Our Target Market
-----------------

We intend to target our online adult entertainment services to men between the ages of 18 and 34. Our management believes that these men represent a critical demographic group for online advertisers and merchants. We also believe that college students, in particular, are an attractive demographic group for Internet advertisers and merchants. We further believe that the Internet has helped the adult entertainment industry experience tremendous growth in usage and revenues. Management's informal research indicates that adult content dominates the paid online content market which includes subscription and pay-on-demand services.

Competition
-----------

Our primary competition is from other web-based providers of adult content, although we do compete with other formats, such as video, compact disc, digital video and print magazines, for the delivery of adult content. Many websites compete with us for visitors, subscribers, advertisers and e-commerce partners and we expect this competition to increase in the future. We believe that the primary competitive factors in our markets include brand recognition, the quality of content and products, technology, pricing, ease of use and sales and marketing efforts.

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Form 10-SB                                                              Page 3

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

Many of our competitors and potential new competitors may have greater financial, technical, marketing and distribution resources. Competitors larger than us can spend more money on search engine marketing, which can attract more customers to their websites than ours. In addition, larger competitors have the resources to hire more personnel to develop and market their website. Generally, the more websites a business can produce the greater competitor that business will become because that business can create more traffic and strong brand recognition. One good example of this phenomenon is the Playboy Enterprises Inc. We are a small adult entertainment provider that does not have the resources of Playboy Enterprises Inc., Private Media or other larger competitors in the adult entertainment industry. While our websites do not have as great brand recognition as those websites of our larger competitors, we believe we are competitive in factors such as pricing, ease of use and quality of content. In addition, we believe we can become competitive with the larger competitors and other small adult website operators in the brand recognition factor by keeping our costs as low and performing aggressive search engine marketing to increase brand recognition for our website.

Intellectual Property
---------------------

We have registered the Internet domain names www.insidedesire.com,
                                             --------------------
www.insidehardcore.com, www.insideasians.com, www.insidestuds.com and
----------------------  --------------------  -------------------
www.insideteengirls.com. Under current domain name registration practices, no
-----------------------
one else can obtain a domain name identical to those we own, but someone might obtain a similar name, or the identical name with a different suffix, such as ".org", ".net" or with a country designation such as .ca or .us. The regulation of domain names in the United States and in foreign countries is subject to change, and we could be unable to prevent third parties from acquiring domain names that infringe upon or otherwise decrease the value of our domain name.

We do not presently own any patents, trademarks, licenses, concessions or royalties. We may take action to protect our unpatented proprietary information, if any, by the use of confidentiality agreements with our employees, consultants and certain of our contractors. However, we cannot guaranty that these agreements will not be breach and that there will be adequate remedies for any breach.

Research and Development
------------------------

Our research and development activities since our incorporation have included only the development of our websites. Our website development costs for the fiscal year ended July 31, 2002 were $1,500. We anticipate that our website development costs will increase to approximately $2,000 for the fiscal year ending July 31, 2003. However, as these development costs have already been prepaid in the fiscal year ended July 31, 2002 and will be amortized in the fiscal year ending July 31, 2003 no net outlay of cash will be incurred in the fiscal year ending July 31, 2003. We do not anticipate conducting any other research and development activities in the near future.

Technology
----------

We anticipate that our network systems will consist of lightweight, low cost, Intel-based systems running Linux operating software. Linux is the operating system of choice because it is freely distributed with no licensing cost, extremely efficient for web serving, scalable, and numerous application developers are contributing to its continued development by creating further improvements that are also freely available.

Government Regulations
----------------------

Few laws or regulations currently are directly applicable to access or commerce on the Internet. However, a number of legislative and regulatory proposals are under consideration by governments in jurisdictions in which we conduct business, and, as a result, a number of laws or regulations may be adopted with respect to Internet user privacy, taxation, infringement, pricing, quality of products and services and intellectual property ownership. It is also uncertain as to how existing laws will be applied to the Internet in areas such as property ownership, copyright, trademark, trade secret, obscenity and defamation. The adoption of new laws or the adaptation of existing laws to the Internet may decrease the growth in the use of the Internet, which could in turn decrease the demand for our online services, increase the cost of doing business (if taxes or other charges are imposed upon businesses who operate over the Internet) or otherwise have a material adverse effect on our business, results of operations and financial condition.

Federal and state governments, along with various religious and children's advocacy groups, consistently propose and pass legislation aimed at restricting provision of, access to, and content of adult entertainment. These groups also may file lawsuits against providers of adult entertainment, encourage boycotts against such providers, and mount negative publicity. Our website content and the film, video and photo productions that comprise it are subject to various

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Form 10-SB                                                              Page 4

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

domestic and foreign regulations which govern the terms and conditions under which sexually explicit media productions may occur. If these laws are breached we may be subject to lawsuits and government prosecution, including criminal prosecution. We may also be subject to lawsuits or other claims from models and performers if we do not obtain the appropriate releases or if such persons are minors. If we are required to defend any claims brought against our company, then our management's attention may be detracted by such claims and not on the continued operation of our business. If any party obtains a judgment against us for monetary damages or an injunction preventing the operation of any of our websites, then our ability to generate revenues and our ongoing operations may be adversely impacted.

Since the content on our web sites is provided by a third party we rely on them to provide us content which conforms to the laws of the United States. Management's informal research indicates that our third party content provider, Teleteria, is diligent at ensuring that the content it provides conforms to current laws regarding adult content. We have not however obtained an opinion from legal counsel with respect to the validity of the website businesses we conduct for any of the 50 states, or other jurisdiction that our website content might reach.

Number of employees
-------------------

We employ one full-time employee and three part-time employees to carry out the day-to-day activities of our company. Our employees develop and market our websites and maintain all necessary records for business purposes. We believe we have enough number of employees to perform the functions of our business operation and we do not anticipate we will hire any additional employee in the near future.

Growth Strategy
---------------

We plan to continue to focus on growing our current websites: www.insidedesire.com, www.insidehardcore.com and www.insideasians.com through
--------------------  ----------------------     --------------------
our contacts within the adult entertainment industry and other marketing efforts. We also plan to develop our other adult entertainment websites as well as create a group of websites offering a wide range of contents. We will then aggressively market these sites to both consumers as well as other adult website operators for potential affiliate relationships. In a typical website affiliate relationship, website operators agree to share exit traffic from their websites and any resulting revenues from referral sales.

We believe that the online adult entertainment market is characterized by a large number of profitable, small to mid-sized, privately owned operations with fragmented supply chains, and is therefore a text book case for consolidation. We believe that the vast majority of these operations do not have exit strategies for their owners, and that many would consider selling their operations in exchange for shares in a well recognized corporate entity. Furthermore, we believe that the public markets would provide significantly higher earnings multiple for a growing group of consolidating operators than any individual company could get in this market space for a cash sale. As one potential future growth strategy, we may consider acquiring several established online adult entertainment websites or providers and consolidating suppliers, operations, management and human resources, as well as benefiting from economies of scale in supply, production and management.

Risk Factors
------------

We are a start up company with a limited operating history in an uncertain
--------------------------------------------------------------------------
market. If we are unable to become profitable, it is unlikely that we will be
-----------------------------------------------------------------------------
able to continue our operations.
--------------------------------

We have a limited operating history. We were first incorporated on March 8, 2001 as a wholly owned subsidiary of Growth Mergers, Inc. From our incorporation on March 8, 2001 to the date of this registration statement, we have generated limited revenues. To date our site has generated $1,968 in revenue. Our operating activities during this period consisted primarily of developing three adult entertainment websites. We commenced operations on October 19, 2001 by the launch of our first website www.insidedesire.com, which has earned limited
                            --------------------
revenues to date. We have subsequently developed two other websites: www.insidehardcore.com and www.insideasians.com. Because of our limited
----------------------     --------------------
operating history, our prospects are subject to the risks and expenses frequently encountered by other start up companies, companies entering the adult entertainment market, and companies planning to move into the adult entertainment market. Our limited operating history and the uncertain nature of the markets addressed by us make it difficult or impossible to predict future results of our operations. We may not establish a clientele that will make us profitable, which might result in the loss of some or all of your investment in our common stock.

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Form 10-SB                                                              Page 5

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

Our ability to continue as a going concern is in doubt.
-------------------------------------------------------

We are in the development stage and have generated limited revenues since our inception. Our primary source of funds has been loans from Growth Mergers, Inc. in the amount of $117,000 which were converted into 11,673,400 shares of our common stock on November 30, 2002. On December 4, 2002, the shareholders of Growth Mergers, Inc. adopted, by way of written consents, a resolution to distribute our common stock to the shareholders of Growth Mergers, Inc. as a dividend on a pro rata basis. This spin off of our common stock will be effective 20 days after Growth Mergers, Inc. files a definitive information statement. On December 19, 2002, Growth Mergers, Inc. filed a preliminary information statement. Upon effectiveness of the spin off of our common stock, we will no longer be a wholly owned subsidiary of Growth Mergers, Inc. and we cannot expect to receive loans from Growth Mergers, Inc. However, we will continue to incur operating expenses, legal and accounting expenses, consulting fees and promotional expenses. These factors raise substantial doubt about our ability to continue as a going concern. Our auditors have raised a concern regarding our ability to continue as a going concern.

If we are not able to obtain future financing when required, we might be forced
-------------------------------------------------------------------------------
to discontinue our business.
----------------------------

We may need to raise additional funds in order to complete our infrastructure, identify and complete acquisitions and mergers of other adult entertainment entities, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements. There can be no assurance that additional financing will be available when needed on terms favorable to us. There is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay our indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct business, which might result in the loss of some or all of your investment in our common stock.

We have a history of net losses and negative cash flows. If we are unable to
----------------------------------------------------------------------------
become profitable, it is unlikely that we will be able to continue our
----------------------------------------------------------------------
operations.
-----------

We have sustained losses and negative cash flows in the past two fiscal year ends July 31, 2001 and 2002 and the nine months ended April 30, 2003. For these periods, we had an aggregate net loss of $212,334. If we continue to sustain losses and negative cash flows without further investment or loans from related parties, it is unlikely that we will be able to continue our operations. Our ability to become profitable primarily depends on our ability to generate significant revenue and improve the efficiency of our operations.

We have been unable to fund our operations with internally generated funds
--------------------------------------------------------------------------
because our business has generated negative cash flow. We will need to generate
-------------------------------------------------------------------------------
funds internally or raise additional capital to fund our operations during the
------------------------------------------------------------------------------
next fiscal year or we will be unable to continue as a going concern.
---------------------------------------------------------------------

We have required and will continue to require substantial capital to fund our business operations. We expect to require additional funds to continue or to extend product development and marketing. We may obtain additional financing through private placements of debt or equity or through collaborative arrangements with our partners including, but not limited to, our international partners. If adequate funds are not available when required or on acceptable terms, we may be forced to delay, scale back, or eliminate our product development activities and sales and marketing efforts. If this were to become necessary, it could adversely affect our business, results of operations and our financial condition.

Because some of our officers and directors are located in non-U.S.
------------------------------------------------------------------
Jurisdictions, investors may have no effective recourse against management for
------------------------------------------------------------------------------
misconduct and you may not be able to enforce judgments and civil liabilities
-----------------------------------------------------------------------------
against our officers, directors, experts and agents.
----------------------------------------------------

Many of our directors, controlling persons and officers, and representatives of the experts named in this registration statement, are residents of Canada, and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the directors, controlling persons, officers and representatives of experts who are not residents of the United States or to enforce against them judgments of courts of the United States based upon civil liability under the federal securities laws of the United States. There is doubt as to the enforceability in Canada against any of our directors, controlling persons, officers or experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts and of liabilities based solely upon the federal securities laws of the United States.

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Form 10-SB                                                              Page 6

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

Because we face intense competition, an investment in our company is highly
---------------------------------------------------------------------------
speculative.
------------

The Internet adult entertainment industry involves rapid technological change and is characterized by intense and substantial competition. A number of our competitors are well established, substantially larger and have substantially greater market recognition, greater resources and broader distribution capabilities than we have. New competitors are continually emerging. Increased competition by existing and future competitors could materially and adversely affect our profitability. Moreover, our success depends on maintaining a high quality of content. Competition for quality content in the adult entertainment industry is intense. The lack of availability of unique quality content could adversely affect our business by making our site less attractive to potential members in comparison to our competitors.

We will compete with other larger adult entertainment providers such as Private Media Group Inc. and Digital Rooster.com, Inc., as well as other small to medium sized adult entertainment operators and business entities that provide adult entertainment products and services. Further, other adult entertainment providers may follow a business strategy similar to ours and may compete directly with us for the same customers. Most of our competitors have significantly greater financial, technical, marketing and other resources than we have.

These potential competitors may be able to respond more quickly to new or changing opportunities, technologies and customer requirements than us and may be able to undertake more extensive promotional activities, offer more attractive terms to customers and adopt more aggressive pricing policies than we do.

If our security systems are breached, or our systems are sabotaged, we would
----------------------------------------------------------------------------
lose business and investors could lose their investment.
--------------------------------------------------------

We may rely on encryption and other online security technology, necessary to effect secure transmission of confidential information over the Internet to and by our customers. This includes such sensitive information as customer credit card numbers and bank account information. Advances in computer capabilities, including new discoveries in the field of cryptography, may result in a compromise or breach of our security technologies. Any such compromise of the security available through our website would damage customer confidence in us, resulting in a loss of e-business over our website. Our website and any Internet-based applications of our website may be sabotaged by computer hackers or subject to computer viruses. If our security systems fail, eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to clients accessing our web sites that could have a material adverse effect on our business, results of operations and financial condition.

Because we depend on a small group of qualified people, if we cannot hire and
-----------------------------------------------------------------------------
retain qualified personnel, we might be forced to discontinue our operations.
-----------------------------------------------------------------------------

Our business is dependent upon a small number of directors, executive officers and key personnel such as our President, Winston Barta. We do not maintain any life insurance policies on any of our directors, executives, or key personnel for the benefit of Winmark. The loss of the services of our President, Winston Barta, or any of our directors, executive officers or key personnel, or the inability to identify, hire, train and retain other qualified directors, executive officers or personnel in the future would have a material adverse affect on our business, financial condition and operating results and, therefore, the prospect of an investor's return of capital invested in Winmark. If our officers and directors sell all or most of their common stock, they may no longer have an incentive to remain with us, which would damage our business from lack of leadership and direction.

Because our officers, directors and principal shareholders control a majority of
--------------------------------------------------------------------------------
our common stock, investors will have little or no control over our management
------------------------------------------------------------------------------
or other matters requiring shareholder approval.
------------------------------------------------

Upon the effectiveness of the spin off of our common stock from Growth Mergers, Inc., our officers and directors and their affiliates, in the aggregate, will beneficially own a majority of our outstanding common stock. As a result, they have the ability to control matters affecting minority shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of our shares. Because our officers, directors and principal shareholders control our company, investors will not be able to replace our management if they disagree with the way our business is being run. Because control by these insiders could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in our common stock.

--------------------------------------------------------------------------------
Form 10-SB                                                              Page 7

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

Because we do not intend to pay any dividends on our common shares, investors
-----------------------------------------------------------------------------
seeking dividend income or liquidity should not purchase shares in this
-----------------------------------------------------------------------
offering.
---------


We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our working capital. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase our common stock. We currently have limited revenues and a history of losses, so there can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our shares, and in any event, a decision to declare and pay dividends is at the sole discretion of our Board of Directors, who currently do not intend to pay any dividends on our common shares for the foreseeable future.


Because we do not have sufficient insurance to cover our business losses, we
----------------------------------------------------------------------------
might have uninsured losses, increasing the possibility that you would lose your
--------------------------------------------------------------------------------
investment.
-----------

We may incur uninsured liabilities and losses as a result of the conduct of our business. We do not currently maintain any comprehensive liability or property insurance. Even if we obtain such insurance in the future, we may not carry sufficient insurance coverage to satisfy potential claims. We do not carry any business interruption insurance. Should uninsured losses occur, any purchasers of our common stock could lose their entire investment.

Because we can issue additional common shares, purchasers of our common stock
-----------------------------------------------------------------------------
may incur immediate dilution and may experience further dilution.
-----------------------------------------------------------------

We are authorized to issue up to 25,000,000 common shares, of which 11,673,400 were issued due to a conversion of debt into equity as of December 4, 2002 and 100 shares were purchased by Growth Mergers, Inc. at a purchase price of one dollar per share on March 20, 2001. Our Board of Directors has the authority to cause the company to issue additional shares of common stock, and to determine the rights, preferences and privileges of such shares, without the consent of any of our shareholders. Consequently, the shareholders may experience dilution in their ownership of Winmark in the future.

Our common shares are considered to be penny stock, which may adversely affect
------------------------------------------------------------------------------
the liquidity of our common shares.
-----------------------------------

The Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than U.S. $5.00 per share, subject to certain exceptions. Generally, for any transaction involving a penny stock, a broker-dealer is required to deliver, prior to the transaction, a disclosure schedule relating to the penny stock market as well as disclosure concerning, among other things, the commissions payable, current quotations for the securities and information on the limited market in penny stocks. The administration requirements imposed by these rules may affect the liquidity of our common shares.

There is no active trading market for our common shares.
--------------------------------------------------------

There is currently no active trading market for our common shares, and such a market may not develop or be sustained. Therefore it may be difficult to sell the shares or if sold it may adversely affect the market price for such shares.

Upon a trading market or service being established for our shares, our share
----------------------------------------------------------------------------
price may be adversely affected by our reported operating results, factors in
-----------------------------------------------------------------------------
the entertainment and Internet industry and general market conditions.
----------------------------------------------------------------------

The market price of our common shares may be significantly affected by factors such as actual or anticipated fluctuations in our operating results, conditions and trends in the adult entertainment and Internet industries and general market conditions. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the shares of Internet companies, which may materially adversely affect the market price of our common shares.

Changes in laws and regulations regarding the dissemination of adult content may
--------------------------------------------------------------------------------
restrict our ability to sell or license our products.
-----------------------------------------------------

While we have not been subject to any enforcement action to prohibit the dissemination of any of our content to our customers, many territories prohibit the dissemination of material defined as "obscene" or in similar terms. If a territory determines that our content is obscene according to their legal definition of that term, we may be prohibited from carrying on business in

--------------------------------------------------------------------------------
Form 10-SB                                                              Page 8

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

certain jurisdictions, and may be subject to criminal penalties. There can be no guarantee that we will not be faced with restrictions on carrying on all or part of our business in the future.

Acquisitions could dilute shareholders and affect ongoing operations.
---------------------------------------------------------------------

Our management has considered the acquisition of other companies, assets, technologies or product lines that would complement or expand our existing business as one potential growth strategy. The specific risks associated with acquisitions are: undisclosed liabilities and overstated revenues may exist in the acquired company leading to overpayment of the acquired company and synergies may not be created between our management and the management of the acquired company and acquisitions will dilute issuances of equity securities if we issue shares in payment of a purchase price.

The adult entertainment industry is sensitive to economic conditions.
---------------------------------------------------------------------

The adult entertainment industry is sensitive to economic conditions. When economic conditions are prosperous, entertainment industry revenues increase; conversely, when economic conditions are unfavorable, entertainment industry revenues decline. While management believes that our low pricing strategies, distribution format, and marketing strategy mitigate, to some degree, the effects of an economic downturn, any significant decline in general corporate conditions or the economy that affect consumer spending could have a material adverse effect on our business.

Our intellectual property may not be adequately protected.
----------------------------------------------------------

Our domain names are critical to our success. We rely on a combination of confidentiality and non-disclosure agreements and contractual provisions to protect our intellectual property and future intellectual property. These efforts may not be adequate. We may not be able to secure appropriate registrations for all of our trademarks, and third parties may infringe upon or misappropriate our proprietary rights. Future litigation may be necessary to enforce and protect our intellectual property rights. We may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others, which could be costly, divert management's attention, result in the loss of certain of our proprietary rights, require us to seek licenses from third parties and prevent us from selling our services, any one of which could have a material adverse effect on our business, results of operations and financial condition.

We face potential liability for Internet content.
-------------------------------------------------

We face potential liability for negligence, copyright, patent, trademark infringement, defamation, indecency, disparagement and other claims based on the nature and content of the materials that we transmit. In addition, we could be exposed to liability with respect to the unauthorized duplication or transmission of content.

We may be impeded or prohibited from carrying on business by governmental
-------------------------------------------------------------------------
regulation.
-----------

Few laws or regulations currently are directly applicable to access or commerce on the Internet. However, a number of legislative and regulatory proposals are under consideration by governments in jurisdictions in which we conduct business, and, as a result, a number of laws or regulations may be adopted with respect to Internet user privacy, taxation, infringement, pricing, quality of products and services and intellectual property ownership. It is also uncertain as to how existing laws will be applied to the Internet in areas such as property ownership, copyright, trademark, trade secret, obscenity and defamation. The adoption of new laws or the adaptation of existing laws to the Internet may decrease the growth in the use of the Internet, which could in turn decrease the demand for our online services, increase the cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

Risks associated with brand development.
----------------------------------------

We believe that establishing and maintaining brand identity of our web site destinations is critical to our future success. Promotion and enhancement of our brands will depend largely on our success in continuing to provide high quality online services. In order to attract and retain subscribers and to promote and maintain our brands in response to competitive pressures, we may increase our financial commitment to creating and maintaining a distinct brand loyalty among our clients. If we are unable to provide high quality online services, or otherwise fail to promote and maintain our brands, incur excessive expenses in an attempt to improve, or promote and maintain our brands, our business, results of operations and financial condition could be materially and adversely affected.

--------------------------------------------------------------------------------
Form 10-SB                                                              Page 9

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

Our provision of sexually explicit content may give us a bad reputation in the
------------------------------------------------------------------------------
investment community, who may refuse to do business with us.
------------------------------------------------------------

Because we are engaged in the business of providing sexually explicit products worldwide over the Internet, many people may regard our business as unwholesome. Certain investors, investment banking entities, market makers, lenders, and others in the investment community may refuse to participate in the market for our common stock, financings, or other activities due to the nature of our business. Such refusal may negatively impact the value of our common stock and our opportunities to attract market support.

We face liability from the government, models and performers as a result of not
-------------------------------------------------------------------------------
adhering to laws and regulations relating to their activity.
------------------------------------------------------------

Federal and state governments, along with various religious and children's advocacy groups, consistently propose and pass legislation aimed at restricting provision of, access to, and content of adult entertainment. These groups also may file lawsuits against providers of adult entertainment, encourage boycotts against such providers, and mount negative publicity. Our website content and the film, video and photo productions that comprise it are subject to various domestic and foreign regulations which govern the terms and conditions under which sexually explicit media productions may occur. If these laws are breached we may be subject to lawsuits and government prosecution, including criminal prosecution. We may also be subject to suits or other claims from models and performers if we do not obtain the appropriate releases or if such persons are minors.

We are required by Section 78.7502 of the Nevada General Corporation Law to
---------------------------------------------------------------------------
indemnify our officers and directors in certain circumstances for claims against
--------------------------------------------------------------------------------
them.
-----

We are required to indemnify our officers, directors, employees and agents against liability to the company in any proceeding in which such person wholly prevails on the merits. Generally, we may indemnify our officers and directors against such liability if the officer or director acted in good faith believing his or her actions to be in the best interests of the company. Our Articles of Incorporation provide that a director or officer has no liability for monetary damages for breach of fiduciary duty unless such person committed fraud or engaged in intentional misconduct. These provisions may limit our recovery for any claims against our officers and directors.

CAUTIONARY STATEMENT OR FORWARD-LOOKING STATEMENTS
--------------------------------------------------

Much of the information included in this registration statement includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in our common stock involves a high degree of risk. Prospective investors should carefully consider the following factors concerning our business and should consult independent advisors as to the technical, tax, business and legal considerations regarding an investment in shares of our common stock.


ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
----------------------------------------------------------------------

This registration statement contains forward-looking statements which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual

--------------------------------------------------------------------------------
Form 10-SB                                                              Page 10

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

The following discussion should be read in conjunction with our audited financial statements and the related notes that appear elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly in the section entitled "Risk Factors".

Overview
--------

From the date of our incorporation on March 8, 2001 until April 30, 2003, we have been a development-stage company with minimal revenues. Our operating activities during this period consisted primarily of conducting research and developing our websites to provide adult entertainment to our customers. We currently provide our products and services through our three adult websites: www.insidedesire.com, www.insidehardcore.com and www.insideasians.com. To date,
--------------------  ----------------------     --------------------
there have been minimal revenues realized from our business operations.

We have received a going concern opinion from our auditors because we have not generated any significant revenues. Our working capital deficit is $64,975 as of April 30, 2003.

On January 2, 2003, we arranged a $100,000 credit facility which is non interest bearing, unsecured and due on demand, which we feel will fund operations through to the end of October 31, 2003. We anticipate that we will have to raise additional cash of a minimum of $25,000 no later than October 31, 2003, to provide us with approximately $25,000 in working capital to continue our normal operations.

We plan to raise the capital required to meet these immediate short-term needs, and additional capital required to meet the balance of our estimated funding requirements for the twelve months, primarily through the private placement of our securities.

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on the annual financial statements for the year ended July 31, 2002, our independent chartered accountants included an explanatory paragraph regarding concerns about our ability to continue as a going concern in their audit report.

Results of operations
---------------------

The discussion set forth below relating to results of operations pertaining to the comparison of the fiscal year ended July 31, 2002 to the period from March 8, 2001 (incorporation) to July 31, 2001, and to the comparison of the nine month period ended April 30, 2003 to the nine month period ended April 30, 2002.

REVENUE:

Total revenue for our company was $1,027 for the fiscal year ended July 31, 2002, as compared to Nil for the period from March 8, 2001 (incorporation) to July 31, 2001. For the nine months ended April 30, 2003, we generated revenue in the amount of $941, as compared to $Nil for the nine month period ended April 30, 2002. During the fiscal year ended July 31, 2002, we completed our three websites: www.insidedesire.com, www.insidehardcore.com and www.insideasians.com
          --------------------  ----------------------     --------------------
and started our marketing programs to drive traffic to our websites. We continued to employ iBill as the credit card and 1-900 number processing company and had no difficulties with respect to membership revenue collection. In the nine month period ended April 30, 2003, we continued to develop our two other websites: www.insidestuds.com and www.insideteengirls.com.
          -------------------     -----------------------

All memberships which are purchased through our sites are done through a single account with our third party billing management company. Because our membership system has not yet been updated to allow us to determine which web site a member has come through to purchase a membership, we are unable to judge the relative

--------------------------------------------------------------------------------
Form 10-SB                                                              Page 11

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

success of each of our websites and cannot ascertain when each of the websites began generating revenue. Total revenues from our websites has increased from Nil for the nine months ended April 30, 2002 to $941 for the nine months ended April 30, 2003 and Nil to $1,968 since inception on March 8, 2001. We intend to update our membership system to allow to track revenue by site by the end of this calendar year. All of our revenue is currently derived by memberships purchased to access content on our web sites. We have the ability to sell advertising on our sites. Management is currently focused on marketing our sites to end users and will re-evaluate on a quarterly basis whether marketing effort should be expended on selling advertising space.

EXPENSES:

Because we have not recognized significant revenues to date, we have not allocated any significant amounts to cost of revenues. Once our revenues increase, cost of revenues will primarily consist of costs associated with marketing, customer service activities, and server and network operations, and to a lesser extent, membership fees and payment processing charges, Internet connection charges, depreciation of server and network equipment and allocation of overhead.

Consulting fees and wages have been the largest expenses for our company. Our consulting wages for the fiscal year ended July 31, 2002 was $66,119, compared to $9,000 for the period from March 8, 2001 (incorporation) to July 31, 2001. Our consulting fees and wages were $43,091 in the nine month period ended April 30, 2003, compared to $50,695 for the nine month period ended April 30, 2002, representing a change of (15%). The increase in costs for the comparative year end periods ended July 31 is attributable to both the 2001 costs covering only a partial year period and our engagement of a full time president during fiscal year 2002. The decrease in expenses for the comparative nine month periods is attributable to a decrease in wage expenses for the president. We anticipate that our consulting fees and wages for the fiscal year ending July 31, 2003 will remain at the same level as last fiscal year as we retain the same consultants to assist us when necessary to identify affiliate relationships, develop and host web sites that are in line with the changing demands of consumers and adult website operators seeking to maximize the value of their exit traffic, locate and evaluate potential acquisition of other websites, content, or competing businesses. We estimate that our consulting fees and wages for the fiscal year ending July 31, 2003 will be approximately $65,000.

Our legal and organizational expense for the fiscal year ended July 31, 2002 was $11,266, as compared to $3,929 for period from March 8, 2001 (incorporation) to July 31, 2001, representing a change of 188%. Our legal and organizational expenses were $7,107 in the nine month period ended April 30, 2003, as compared to $9,629 for the nine month period ended April 30, 2002, representing a change of (26%). The increase in costs for the comparative year end periods ended July 31 is attributable to both the 2001 costs covering only a partial year period and legal expenses during fiscal year 2002 related to the completion of legal work relating to operational matters. The decrease in expenses for the comparative nine month periods is attributable to the bulk of the legal work related to operational matters being completed during fiscal 2002.

Our accounting and audit expense for the fiscal period ended July 31, 2002 was $1,000, as compared to $Nil for the period from March 8, 2001 (incorporation) to July 31, 2001. Our accounting and audit expense was $2,516 in the nine month period ended April 30, 2003, as compared to $Nil for the nine month period ended April 30, 2002. These increases in accounting and audit expenses are attributable to the upgrading of our accounting system and our audit reporting responsibilities required per SEC registration requirements. We anticipate that our audit expenses will increase significantly in the future because we anticipate we will become a reporting company and accordingly will be required to file the requisite quarterly and annual reports with the Securities and Exchange Commission. We estimate that our annual audit and accounting fees for the fiscal year ending July 31, 2003 will be approximately $7,000.

Our office and telephone and promotion expense for the fiscal year ended July 31, 2002 were $4,202 and $6,468, compared with $85 and $72 respectively for the period from March 3, 2001 (incorporation) to July 31, 2001. Our office and telephone and promotion expense were $3,741 and $2,428 in the nine month period ended April 30, 2003, compared with $3,724 and $6,468 for the nine month period ended April 30, 2002. The increase in promotion expenses are related to our marketing efforts to raise awareness of our products, while the changes in office and telephone expenses are attributable to the natural growth of our corporate activities. We anticipate that our promotion expense will decrease in the fiscal year ending July 31, 2003 because we do not have any plan to attend trade shows to promote our company. We estimate that our office and telephone and promotion expenses for the fiscal year ending July 31, 2003 will be approximately $5,000 and $9,000 respectively.

We account for amortization of our website development costs as a separate line item in our income statement and for the fiscal year ended July 31, 2002, these costs were $1,500, as compared to $Nil for the period from March 8, 2001 (incorporation) to July 31, 2001. Our website development costs were $1,500 in the nine month period ended April 30, 2003, as compared to $1,000 for the nine month period ended April 30, 2002. These expenses are amortized as to $500 per

--------------------------------------------------------------------------------
Form 10-SB                                                              Page 12

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

quarter, as shown by the period over period increase. We anticipate that our website costs will increase in the fiscal year ending July 31, 2003. We estimate that our web site costs will be approximately $2,000 for the fiscal year ending July 31, 2003.

Our stock-based compensation expense for the fiscal year ended July 31, 2002 was $26,288, compared with $13,486 for the period from March 3, 2001 (incorporation) to July 31, 2001, representing an increase of 95%. Our stock-based compensation expense was $4,633 for the nine month period ended April 30, 2003, compared with $22,487 for the nine month period ended April 30, 2002, representing a decrease of (79)%. The increase and decrease in these expenses for the respective comparative year end and nine month periods are related to timing of the incurrence of expenses by Growth Mergers, the parent company of Winmark, for the use of independent consultants who received stock compensation in return for developing operations of the Company. On December 4, 2002, $44,767 owing to Growth Mergers for stock-based compensation paid to independent consultants on behalf of the Company was forgiven by Growth Mergers. We anticipate stock-based compensation expense for fiscal year ending July 31, 2003 will total the current balance of $4,633 because the Company is now operating as an entity independent of its parent.

We had a loss of $69,432 in the nine month period ended April 30, 2003, as compared to a loss of $94,003 for the nine month period ended April 30, 2002, representing an improvement of (25%). Our loss for the fiscal year ended July 31, 2002 was $115,970 (restated), as compared to the loss of $26,932 (restated) for the period from March 8, 2001 (incorporation) to July 31, 2001, representing a negative change of (334%). The decrease of our net loss for the comparative nine month periods is attributable to both a decrease in our stock-based compensation and promotional expenses over the comparative periods. The increases in our losses for the comparative year end periods were attributed to the costs incurred to set up our corporate structure, payment of consulting fees to the president and others, promotion of our company to those knowledgeable in the adult entertainment industry and development of our websites.

Liquidity and Capital Resources
-------------------------------

For the nine month period ended April 30, 2003, cash used by operating activities was $49,816, which was primarily associated with consulting wages of $43,091, legal and organizational expenses of $7,107 and office and telephone expenses of $3,741

For the nine month period ended April 30, 2002, cash used by operating activities was $68,382, which was primarily associated with consulting wages of $50,695, legal and organizational expenses of $9,629, promotional expenses of $6,468 and office and telephone expenses of $3,724.

Our operating activities used cash resources of approximately $13,001 from March 8, 2001 (incorporation) to the period ending July 31, 2001 and $85,957 for the twelve months ended July 31, 2002. Our negative operating cash flow resulted principally from the net losses that we have incurred during the start-up period as funds were used to establish our company and to pay the consulting fees to Mr. Winston Barta for negotiating a proposed acquisition (Street Light Productions Ltd.). That acquisition did not take place. We have also incurred professional fees to maintain the financial books and records of our company, legal fees related to corporate securities compliance matters and promotional expenses to promote our company while looking for acquisition targets.

Cash provided by financing activities was $45,244 for the nine month period ended April 30, 2003 as compared to $36,533 for the nine month period ended April 30, 2002. In 2003, advances were received from the President of our company and Express Enterprises Ltd., a company controlled by the President of the company. In 2002, advances were received from the President of the company and Growth Mergers, Inc., our parent company. Our President and Express Enterprises Ltd., a company controlled by our President, are under no legal obligation to fund our operations.

Cash provided by financing activities was $58,636 for the fiscal year ended July 31, 2002, as compared to $50,010 for the period from March 8, 2001 (incorporation) to July 31, 2001. Advances were received from the President of our company and Growth Mergers, Inc., our parent company.

Cash used for investing activities was $Nil for the nine month period ended April 30, 2003, as compared to $5,028 for the nine month period ended April 30, 2002. Cash used for investing activities for the nine month period ended April 30, 2002 was for the development of a web site and purchase of computer equipment.

--------------------------------------------------------------------------------
Form 10-SB                                                              Page 13

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

Cash used for investing activities was $5,028 for the fiscal year ended July 31, 2002, as compared to Nil for the period from March 8, 2001 (incorporation) to July 31, 2001. Cash used for investing activities for the fiscal year ended July 31, 2002 of $4,000 was used for the development of a web site and $1,028 for the purchase of computer equipment.

At April 30, 2003 we had cash and cash equivalents of $88 and accounts payable of $12,329 compared with cash of $4,660 and accounts payable of $1,324 as at July 31, 2002. Changes in both these balance sheet items are attributable to the normal cash requirements of our Company as it has grown. The cash and cash equivalents will not fund our operations for the next 12 months.

We have entered into a loan agreement with Express Enterprises Ltd. on January 2, 2003 that provides us a credit facility of $100,000 to be used by our company as we deem appropriate. The loan agreement is a demand loan, that is unsecured and non-interest bearing. At the date of this registration statement we have drawn $49,800 from this loan.

In addition, if cash generated from operations is insufficient to meet our long-term liquidity needs, we may need to raise additional funds or seek other financing arrangements. Additional funding may not be available on favourable terms or at all. In addition, although there are no present understandings, commitments, or agreements with respect to any acquisition of other businesses, products or technologies, we may, from time to time, evaluate potential acquisitions of other businesses, products and technologies to enhance our Internet adult entertainment presence. In order to consummate potential acquisitions, we may issue additional securities or need additional equity or debt financing and any such financing may be dilutive to existing investors.

Critical Accounting Policies
----------------------------

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas where significant estimates have been applied include the valuation of assets and revenue recognition. Actual results could differ from those estimates.

The methods, estimates, and judgments we use in applying our most critical accounting policies have a significant impact on the results that we report in our financial statements. The SEC considers an entity's most critical accounting policies to be those policies that are both most important to the portrayal of a company's financial condition and results of operations, and those that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about matters that are inherently uncertain at the time of estimation. We believe the following critical accounting policies, among others, require significant judgments and estimates used in the preparation of our financial statements:

     o Long-lived assets are amortized over their estimated useful lives. The carrying values of long-lived assets are reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment.
     o Revenue is recognized after the service has been performed and no further performance obligations exist.

Recent Accounting Pronouncements
--------------------------------

The following is disclosure regarding recent accounting pronouncements and their effect or potential effect on the Company's financial statements.

December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 expands the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The transition provisions do not currently have an impact on the Company's consolidated financial position and results of operations as the Company has no stock-based employee compensation. The disclosure provisions of SFAS No. 148 are effective for financial statements for interim periods beginning after December 15, 2002. The Company will adopt the disclosure requirements of SFAS No. 148 if stock-based compensation is awarded to employees.

In June, 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with

--------------------------------------------------------------------------------
Form 10-SB                                                              Page 14

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

early application encouraged. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company adopted SFAS No. 146 on January 1, 2003. There is no effect, with the adoption of this standard, on the Company's results of operations and financial position.

FASB has also issued SFAS No. 145, 147, 149 and 150 but they will not have any relationship to the operations of the Company therefore a description of each and their respective impact on the Company's operations have not been disclosed.

Plan of Operation
-----------------

During next twelve months, we intend to continue developing and marketing our network of websites. We currently have three websites that are operational: www.insidedesire.com, www.insidehardcore.com and www.insideasians.com. We
--------------------  ----------------------     --------------------
currently own two other URLs, www.insidestuds.com; and www.insideteengirls.com,
                              -------------------      -----------------------
for which we have websites under development.

We anticipate that these websites will generate revenue primarily through membership fees and referral fees from exit traffic. We are engaging in numerous proven Internet adult marketing techniques such as the distribution of content through free websites, search engine registration, emailing and posting in news groups. For the most part, these are free or low cost marketing techniques, in which our employees have significant expertise. We currently have one full time employee and three part time employees working on the development and marketing of our websites.

We have retained Teleteria Inc. to provide us with a turnkey system and to provide content and hosting services. Teleteria Inc. is committed to provide website content and hosting services for $675 per quarter. We are not under a long term contract with Teleteria Inc. and can cancel our subscription to their services with 90 days notice. Teleteria Inc. is an independent contractor to our company and operates at arms length. We anticipate that our website content and hosting costs will remain the same if we terminated the Teleteria contract because of the availability of similar providers at comparable costs. Our management's informal research indicates that Teleteria is a well-respected firm within the industry and has been in business for over 4 years. Management is confident that Teleteria will be able to meet its obligations for the foreseeable future.

We expect that each website will cost an average of $300 per month to operate. We intend to set our membership fees on an average of $27.95 per month, of which we will receive $23.75 after 15% of iBill processing fee. We estimate referral fees will be an average of $40 per signup referred. Based on these estimated figures, each website will only need 15 members to cover its own operating costs. We believe that with our marketing experience and the quality of our websites that we will be able to achieve the 15 members required for each website to cover their respective operating costs as well as to generate additional revenues to cover our other monthly expenditures for an approximate total of $7,625 per month (i.e. the sum of estimated audit fees of $416 per month, estimated bank charges of $42 per month, estimated consulting fees of $5,417 per month, estimated professional fees of $16,666 per month and estimated promotion fees of $83 per month).

Attracting and retaining members as well as directing qualified referral traffic to other websites that pay commissions on sign-ups referred are the key elements for us to achieve in order to continue as a going concern. Our management's informal research shows that both the Internet usage in our key target market and the general acceptance of the adult entertainment medium continue to grow. Despite the highly competitive nature of this market, the market's continued growth, combined with our marketing expertise in the area of online adult entertainment result in our management's confidence in our ability to attract and retain qualified members as well as attract and direct qualified traffic to sites which pay referral fees.

If we have six website fully operational, we estimate that 60 members per website plus 15 qualified referral signups for each website will generate gross revenue of approximately $12,150. We believe at this level we will be able to continue our business operations as a going concern. Based on our management's informal research, we feel that it is realistic to achieve these membership levels in within one year.

Future Operations
-----------------

Presently, our revenues are not sufficient to meet operating and capital expenses and we have incurred operating losses since inception which are likely to continue for the foreseeable future. Management projects that we will require

--------------------------------------------------------------------------------
Form 10-SB                                                              Page 15

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

an additional $103,000 to $124,000 to fund our ongoing operating expenses and working capital requirements for the next twelve months, broken down as follows:

            Estimated Funding Required During the Next Twelve Months
            --------------------------------------------------------

          Operating expenses
               Accounting & Audit                  $7,000    -    $9,000
               Consulting Wages                   $60,000    -   $65,000
               Legal & Organizational             $15,000    -   $20,000
               Office & Telephone                  $3,000    -    $5,000


          Capital Expenditures                     $3,000    -    $5,000

          Working capital                         $15,000    -   $20,000

                                            ----------------------------

          Total                                  $103,000    -  $124,000
                                            ============================

There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon obtaining further financing, successful and sufficient market acceptance of our current products and any new products that we may introduce, the continuing successful development of our products and related technologies, and, finally, achieving a profitable level of operations. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

There are no assurances that we will be able to obtain further funds required for our continued operations. We are pursuing various financing alternatives to meet our immediate and long-term financial requirements. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will be forced to scale down or perhaps even cease the operation of our business.


ITEM 3.      DESCRIPTION OF PROPERTY
------------------------------------

Our executive and head offices are located at 1901 - 1188 Quebec Street, Vancouver, British, British Columbia, Canada V6A 4B3. These facilities are provided to us at no charge by our President, Winston Barta, and are located in his residence. We believe that this facility is adequate for our immediate and foreseeable requirements. If we require additional space in the future we will attempt to acquire such premises on commercially reasonable terms.


ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
---------------------------------------------------------------------------

The following table sets forth certain information with respect to the beneficial ownership of our common stock before the effectiveness of the spin off of our common stock by Growth Mergers, Inc.

===============================================================================

 Name and Address of Beneficial       Amount and Nature of        Percentage
              Owner                  Beneficial Ownership(1)      of Class(1)
--------------------------------   --------------------------   ---------------

Growth Mergers, Inc.(1)             11,673,500 common shares         100%
6075 South Eastern Ave.
Suite 1
Las Vegas, NV 89119-3146
===============================================================================

(1) Based on 11,673,500 shares of common stock issued and outstanding as of March 1, 2003. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where

--------------------------------------------------------------------------------
Form 10-SB                                                              Page 16

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

     applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

The following table sets forth certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than five percent (5%) of our common stock and by each of our current directors and executive officers upon the completion of the spin off of our common stock by Growth Mergers, Inc. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.


===============================================================================

 Name and Address of Beneficial       Amount and Nature of        Percentage
              Owner                  Beneficial Ownership(1)      of Class(1)
--------------------------------   --------------------------   ---------------

Winston Barta(2)                     5,000,000 common shares        42.8%
1901 - 1188 Quebec Street
Vancouver, British Columbia

Dan MacMullin(3)
Suite 4 Temple Building,             5,000,000 common shares        42.8%
Prince William and Main Street,
Box 822
Charlestown,
Federation of St. Kitts & Nevis
West Indies

Chad DeGroot                            10,000 common shares          *
#2 - 415 Dunedin St.
Victoria, BC
Canada  V8T 5G8

Roger Williams
1102-1323 Homer street                  10,000 common shares          *
Vancouver, BC
Canada  V6B 5T1

Directors and Executive Officers
as a Group                           5,020,000 common shares          85%

===============================================================================

(2) These shares are owned by Express Enterprises Ltd., a Nevis corporation that is 100% owned by Winston Barta.

(3) All of the issued and outstanding shares of IFG Investments Services Inc. are owned by IFG Trust Services Inc., which in turn is owned by International Financial Group Inc., a foreign reporting public company. Mr. Dan MacMullin, Senior Vice President, International Financial Group Inc. beneficially owns 99% of International Financial Group, Inc.

*    Less than 1%

Changes in Control
------------------

Since our incorporation on March 8, 2001, we have been a wholly owned subsidiary of Growth Mergers, Inc. On December 4, 2002, the shareholders of Growth Mergers, Inc. adopted, by way of written consents, a resolution to distribute our common stock to the shareholders of Growth Mergers, Inc. as a dividend on a pro rata basis. This spin off of our common stock will be effective 20 days after Growth Mergers, Inc. files a definitive information statement. On December 19, 2002, Growth Mergers, Inc. filed a preliminary information statement. Upon the completion of the spin off of our common stock, we will no longer be a wholly owned subsidiary of Growth Mergers, Inc. As part of the spin off, there will be

--------------------------------------------------------------------------------
Form 10-SB                                                              Page 17

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

a change in control of our company. The persons listed in the table above (including Winston Barta and Dan MacMullin) will become the controlling shareholders of our company.


ITEM 5.      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
-------------------------------------------------------------------------

Directors and Executive Officers
--------------------------------

All directors of our company hold office until the next annual meeting of the shareholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office.

Our directors and executive officers, their ages, positions held, and duration as such, are as follows:

========================================================================================

Name              Position Held with the Company                Age  Date First Elected
                                                                     or Appointed
----------------  --------------------------------------------  ---  -------------------

Winston Barta     President, Chief Executive Officer,           30   March 2001
                  Secretary, Principal Financial Officer,
                  Principal Accounting Officer and Director

Chad DeGroot      Manager Technology                            25   January 2003

Roger Williams    Manager Human Resources                       28   January 2003

Business Experience
-------------------

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Winston V. Barta
----------------

Winmark Enterprises, President, Secretary, Chief Executive Officer and Director, March 2001 to present
Growth Mergers, Inc., President and Director, February 2001 to January 2003 GlobalMedia.com, Founding Partner, Director & Vice President of Business Development, November 1996 to February 2001
Starnet Communications, Vice President of Marketing, July 1995 to July 1996

Mr. Barta has worked for several publicly traded Internet companies and was instrumental in both completing the public filings and securing financing for his two previous ventures, Growth Mergers, Inc., GMGE and Globalmedia.com, GLMC. As the third founding partner and Vice President of Business Development for Globalmedia.com, Mr. Barta was the lead on completing all initial public filings and road show financing presentations as well as managing major strategic relationships and two multi-million dollar acquisitions. Mr. Barta also served as a Director from the time of the company's initial quotation on the OTC:BB through its advancement to a National Market listing. Prior to working with Globalmedia.com, Mr. Barta was Vice President of Marketing for Starnet Communications, which specialized in online adult entertainment and marketing. While at Starnet, Mr. Barta was responsible for marketing and new business development for the online adult entertainment division as well as assisting in raising capital. Mr. Barta has a Bachelor of Commerce degree from Concordia University in Montreal, Quebec, Canada and a Masters of Business Administration from Simon Fraser University in Vancouver, British Columbia, Canada.

Chad DeGroot
------------

Winmark Enterprises, Manager of Technology, January 2003 to present
Growth Mergers, Inc., Manager of Technology, February 2001 to January 2003 Globalmedia.com, Director of Product Development, February 1999 to March 2001

--------------------------------------------------------------------------------
Form 10-SB                                                              Page 18

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

Netspace Communications, Technical Operations Manager, July 1998 to February
1999
iNet Communications, Technical Operations Manager, January 1996 to July 1998

Mr. DeGroot is experienced at managing and growing technical operations from a start-up phase through to managing complex enterprise wide systems with multiple media components and data tracking systems. In his position as director of product development for Globalmedia.com, Mr. DeGroot oversaw development of an integrated broadcast, advertising and e-commerce network that won the prestigious Penguin Award at Comdex Fall 1999. Mr. DeGroot managed day-to-day operations of the technical department - including the network operations center, systems and software development, creative and research and development. He was responsible for ensuring product development met the needs and requirements of clients, sales, and the company direction and focus. He was the Lead Technical Architect for numerous products, with a focus on Unix solutions using Perl, Oracle 8i, Apache, Real Server, Sun and Linux. He was also the technical lead responsible for due diligence and integration of technology and systems for two major acquisitions.

Roger Williams
--------------

Winmark Enterprises, Manager Human Resources, January 2003 to present
Growth Mergers, Inc., Human Resources Manager, February 2001 to December 2002 Streetlight Productions, Human Resources Advisor, February 2001 to Present GlobalMedia.com , Senior Human Resources Generalist, May 1999 to February 2001 Victoria Inside Out, General Manager, September 1997 to May 1999
Clarion Hotel Grand Pacific, Concierge, September 1992 to April 1997.

Mr. Williams has received his certificate in Human Resources Management and Conflict Resolution and Mediation, from Camosun College in December of 2000.

For the past several years Mr. Williams has worked extensively in the human resources field. For Globalmedia.com Mr. Williams was responsible for offering customized streaming solutions for radio, and television. As a human resources generalist and technical recruiter, he built a team from 15 through to 120 people from all over the world. These teams included network engineers, system administrators, database developers/architects, software developers, web designers, web masters, project managers, office administration, finance, and director level positions. GlobalMedia.com's networking team was awarded the "Over All Best Solution" by Linux Journal at Comdex in Las Vegas in 2001. This experience and dedication to excellence has helped Mr. Williams to become a leader in Information technology and a resource for medium to small businesses in implementing information technology strategies for the corporate world.

Mr. Williams has worked extensively in the hospitality industry previous to his tenure with information technology firms. This experience has allowed him to meet many people from around the world and interact in an environment that demands interpersonal skills.

Committees of the Board
-----------------------

We do not have an audit committee, nor do we have a compensation committee. We anticipate forming these committees at our next board of directors' meeting.

Family Relationships
--------------------

There are no family relationships between any director or executive officer.

Involvement in Certain Legal Proceedings
----------------------------------------

None of our directors, executive officers and control persons have been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

--------------------------------------------------------------------------------
Form 10-SB                                                              Page 19

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.


ITEM 6.      EXECUTIVE COMPENSATION
-----------------------------------

The following table summarizes the compensation of our President and Chief Executive Officer during the last three complete fiscal years. No other officers or directors received annual compensation in excess of $100,000 during the last three complete fiscal years.


                           SUMMARY COMPENSATION TABLE
                           --------------------------

                                                                         Long Term             Pay-
                                      Annual Compensation               Compensation           outs
                                -------------------------------  --------------------------  --------
                                                                  Securities
                                                        Other       Under       Restricted
  Name and                                             Annual      Options/     Shares or      LTIP     All Other
  Principal                                            Compen-      SAR's       Restricted     Pay-      Compen-
  Position              Year      Salary     Bonus     sation      Granted     Share Units     outs      sation
--------------------  --------  ----------  --------  ---------  ------------  ------------  --------  -----------
Winston Barta,          2002     $54,000       Nil       Nil         Nil           Nil          Nil        Nil
President, CEO and
Secretary(1)

(1) We currently have only one director, Winston Barta. Mr. Barta is also our Chief Executive Officer, President, Secretary, Principal Financial Officer and Principal Accounting Officer.

Employment/Consulting Agreements
--------------------------------

Pursuant to an oral agreement, we pay Winston Barta $4,500 per month for his role as the Chief Executive Officer, President, Secretary, Principal Financial Officer and Principal Accounting Officer of our company.

Stock Options/SAR Grants
------------------------

There were no grants of stock options or stock appreciation rights made during the fiscal year ended July 31, 2002 to our executive officers and directors. There were no stock options outstanding as at July 31, 2002.

Long-Term Incentive Plans
-------------------------

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Directors Compensation
----------------------

Directors may be paid their expenses for attending each meeting of the directors and may be paid a fixed sum for attendance at each meeting of the directors or a stated salary as directors. Currently, we do not pay our director a fixed sum for attending each meeting of the director or a stated salary as a director.

--------------------------------------------------------------------------------
Form 10-SB                                                              Page 20

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

We intend to do one, or a combination of the following, to compensate our employees, officers and directors so that they are retained and so that we can attract qualified personnel.

o Develop a stock option plan and have our employees, officers and directors opt into the plan at their choosing; and/or

o    Issue shares to our employees, officers and directors.


ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-----------------------------------------------------------

We intend that any transactions between our company and our officers, directors, principal stockholders, affiliates or advisors will be on terms no less favorable to us than those reasonably obtainable from third parties.

We were initially capitalized via loans from Growth Mergers, Inc. the sole shareholder in our company. On November 30, 2002, we converted the loans from Growth Mergers, Inc. in the amount of $117,000 into 11,673,400 shares of our common stock. On December 4, 2002, the shareholders of Growth Mergers, Inc. adopted, by way of written consents, a resolution to distribute as a dividend the shares of our common stock to the shareholders of Growth Mergers, Inc. on a pro rata basis. The spin off of the shares of our common stock will be effective 20 days after Growth Mergers, Inc. files a definitive information statement. We are currently capitalized via loans from Express Enterprises Ltd., a company wholly owned by our President, Winston Barta. We have a demand loan in place with Express Enterprises Ltd. up to $100,000. To date we have borrowed $49,800. This loan is non-interest bearing with no specific terms of repayment.

During the formation of the Company, its parent company, Growth Mergers, also paid independent consultants in the form of stock compensation in return for developing operations of the Company. On December 4, 2002, $44,767 owing to Growth Mergers for stock-based compensation paid to independent consultants on behalf of the Company was forgiven by Growth Mergers.


ITEM 8.      DESCRIPTION OF SECURITIES
--------------------------------------

Our authorized capital stock consists of 25,000,000 shares of common stock, having a par value of $0.001 per share. As of June 20, 2003, there were issued and outstanding 11,673,500 shares of common stock issued and outstanding and Growth Mergers, Inc. is our only stockholder of record. All outstanding shares of our common stock are fully paid and non-assessable. Holders of our common stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. Holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, if they choose to do so, in which event the holders of the remaining shares will be unable to elect directors. There is currently one (1) member on our board of directors. Our By-Laws provide that the number of directors shall be not less than one (1) and no more than five (5). The common stock has no preemptive or other subscription rights, has no conversion, redemption or retraction rights. Holders of shares of our common stock are also entitled todividends in such amounts as may be determined in the absolute discretion of our board of directors from time to time. Holders of shares of our common stock are also entitled to receive pro rata our net assets in the event of liquidation, dissolution or winding-up or other distribution of assets among our shareholders.


PART II
-------

ITEM 1.      MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
--------------------------------------------------------------------------------
RELATED STOCKHOLDER MATTERS
---------------------------

Currently there is no established public trading market for our common stock. We do not have any common stock subject to outstanding options or warrants and there are no securities outstanding that are convertible into our common stock. There are no shares of common stock that could be sold pursuant to Rule 144 under the Securities Act. There is currently only one holder of record of our common stock, namely Growth Mergers, Inc. Upon the completion of the spin off of our common stock by Growth Mergers, Inc., there will be 100 holders of record.

We have not declared any dividends on our common stock since the inception of our company on March 8, 2001. There is no restriction in our Articles of Incorporation and Bylaws that will limit our ability to pay dividends on our common stock. However, we do not anticipate declaring and paying dividends to our shareholders in the near future.

--------------------------------------------------------------------------------
Form 10-SB                                                              Page 21

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

Shares of our common stock are subject to rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks". "Penny stock" is defined to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. If we establish a trading market for our common stock, our common stock will most likely be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standarized risk disclosure document prepared by the broker-dealer which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.

We do not have any securities which are authorized for issuance pursuant to any equity compensation plans.


ITEM 2.      LEGAL PROCEEDINGS
------------------------------

We are not aware of any material legal proceedings against us. We may be involved, from time to time, in various legal proceedings and claims incident to the normal conduct of our business.


ITEM 3.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS OR ACCOUNTING AND
----------------------------------------------------------------------------
FINANCIAL DISCLOSURE
--------------------

Not applicable.


ITEM 4.      RECENT SALES OF UNREGISTERED SECURITIES
----------------------------------------------------

Securities issued and sold: We were first incorporated on March 8, 2001 as a wholly owned subsidiary of Growth Mergers, Inc. Growth Mergers, Inc. first subscribed for 100 shares of our common stock for consideration of $1.00 per share on March 20, 2001. On November 30, 2002, we issued 11,673,400 shares of our common stock to Growth Mergers, Inc. in full payment and satisfaction of loans then owed to Growth Mergers, Inc. in the amount of $117,000.00. Both of these issuances were conducted relying on Section 4(2) of the Securities Act of 1933.

On December 4, 2002, the shareholders of Growth Mergers, Inc. adopted by way of written consents, a resolution to distribute shares of our common stock by way of a dividend to the shareholders of Growth Mergers, Inc. on a pro rata basis. Neither Growth Mergers, Inc. nor our company will receive any consideration for the distribution of the shares of our common stock to the shareholders of Growth Mergers, Inc. Accordingly, the distribution of the shares of our common stock is not a sale of securities and does not require registration under the Securities Act of 1933. The distribution of the shares of our common stock will be effective 20 days after the filing of a definitive information statement by Growth Mergers, Inc.


ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS
------------------------------------------------------

Our Articles of Incorporation provide that no director or officer of our company shall be personally liable to our company or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer, provided however, that the foregoing provision shall not eliminate or limit the liability of a director or officer for acts or omissions which involve violation of criminal law or the payment of distributions in violation of N.R.S. 78.300. Any repeal or modification of our Articles of Incorporation relating to this indemnification shall be prospective only and shall not adversely affect any limitation on personal liability of any of our directors or officers for acts or omissions prior to such repeal or modification.

--------------------------------------------------------------------------------
Form 10-SB                                                              Page 22

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------

Our Bylaws provide that, to the maximum extent permitted by Nevada Law, we have the power to indemnify each of our agents (which include our directors, officers, employees and agents) against expenses and shall have the power to advance to each such agent expenses incurred in defending any such proceeding to the maximum extent permitted by that law.

FINANCIAL STATEMENTS
--------------------

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

The Independent Auditor's Report of Manning Elliott for the audited financial statements for the years ended July 31, 2002 and 2001 is included herein immediately preceding the audited financial statements.











































--------------------------------------------------------------------------------
Form 10-SB                                                               Page 23

Winmark Enterprises, Inc.
(formerly Adult Mergers, Inc.)
(A Development Stage Company)


                                                                       Index

Independent Auditors' Report............................................F-1

Balance Sheets..........................................................F-2

Statements of Operations................................................F-3

Statements of Cash Flows................................................F-4

Statement of Stockholders' Deficit......................................F-5

Notes to the Financial Statements.......................................F-6







































--------------------------------------------------------------------------------
Form 10-SB                                                               Page 24

                                     [LOGO]


M A N N I N G    E L L I O T T            | 11th floor, 1050 West Pender Street,
                                          | Vancouver, BC, Canada V6E 3S7
                                          | Phone: 604.714.3600
                                          | Fax: 604.714.3669
C H A R T E R E D   A C C O U N T A N T S | Web: manningelliott.com


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Board of Directors
of Winmark Enterprises, Inc. (formerly Adult Mergers, Inc.)
(A Development Stage Company)

We have audited the accompanying balance sheets of Winmark Enterprises, Inc. (formerly Adult Mergers, Inc.) (A Development Stage Company) as of July 31, 2002 and 2001 and the related statements of operations, stockholder's deficit and cash flows for the year ended July 31, 2002 and the period from March 8, 2001 (Date of Inception) to July 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Winmark Enterprises, Inc. (formerly Adult Mergers, Inc.) (A Development Stage Company), as of July 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended July 31, 2002 and the period from March 8, 2001 (Date of Inception) to July 31, 2001, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated significant revenue or profitable operations since its inception and has a working capital deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ "Manning Elliott"

CHARTERED ACCOUNTANTS

Vancouver, Canada

October 23, 2002

--------------------------------------------------------------------------------
Form 10-SB                                                               Page 25

Winmark Enterprises, Inc.
(formerly Adult Mergers, Inc.)
(A Development Stage Company)
Balance Sheets
(expressed in U.S. dollars)



                                                                                      (Restated           (Restated
                                                                                       -Note 8)            - Note 8)
                                                                  April 30,            July 31,            July 31,
                                                                     2003                2002                2001
                                                                      $                   $                   $
                                                                 (unaudited)          (audited)           (audited)
                                                               ----------------    ----------------    ----------------

                                     ASSETS

Current Assets

  Cash                                                                     88               4,660              37,009
  Accounts receivable                                                     188                 168                   -
-----------------------------------------------------------------------------------------------------------------------

Total Current Assets                                                      276               4,828              37,009

Property and Equipment (Note 3)                                           676                 874                   -

Website Development Costs (Note 4)                                      1,000               2,500                   -

Deferred Financing Costs (Note 5)                                      12,733                   -                   -
-----------------------------------------------------------------------------------------------------------------------

Total Assets                                                           14,865               8,202              37,009
=======================================================================================================================


                      LIABILITIES AND STOCKHOLDER'S DEFICIT

Current Liabilities

  Accounts payable                                                     12,329               1,324                  85
  Accrued liabilities                                                   3,300               1,000                   -
  Due to related parties (Note 6)                                      49,622               3,645                   9
  Due to parent company (Note 7)                                            -             145,134              63,846
-----------------------------------------------------------------------------------------------------------------------

Total Current Liabilities                                              65,251             151,103              63,940
-----------------------------------------------------------------------------------------------------------------------

Stockholder's Deficit

Common Stock: 25,000,000 common shares authorized with a
par value of $0.001; 11,673,500, 100 and 100 shares issued
and outstanding respectively (Note 7)                                  11,674                   1                   1

Additional Paid In Capital (Note 7)                                   150,094                   -                   -

Deficit Accumulated During the Development Stage                     (212,334)           (142,902)            (26,932)
-----------------------------------------------------------------------------------------------------------------------

Total Stockholder's Deficit                                           (50,566)           (142,901)            (26,931)
-----------------------------------------------------------------------------------------------------------------------

Total Liabilities and Stockholder's Deficit                            14,685               8,202              37,009
=======================================================================================================================

Contingent Liability (Note 1)




    The accompanying notes are an integral part of these financial statements

--------------------------------------------------------------------------------
Form 10-SB                                                               Page 26

Winmark Enterprises, Inc.
(formerly Adult Mergers, Inc.)
(A Development Stage Company)
Statements of Operations
(expressed in U.S. dollars)


                                                                                                                  (Restated -
                                                                                               (Restated -          Note 8)
                                               Accumulated from                                  Note 8)       Accumulated from
                                                 March 8, 2001                                   For the         March 8, 2001
                                              (Date of Inception)      Nine Months Ended       Year Ended     (Date of Inception)
                                                 to April 30,              April 30,            July 31,          To July 31,
                                                     2003              2003         2002          2002               2001
                                                       $                $             $             $                  $
                                                  (unaudited)             (unaudited)           (audited)          (audited)

Revenue                                                   1,968            941            -           1,027                   -
---------------------------------------------------------------------------------------------------------------------------------

Expenses

  Accounting and audit                                    3,516          2,516            -           1,000                   -
  Amortization of property and equipment                    352            198            -             154                   -
  Amortization of website development costs               3,000          1,500        1,000           1,500                   -
  Consulting wages (Note 6)                             118,210         43,091       50,695          66,119               9,000
  Foreign exchange loss                                     128            128            -               -                   -
  Legal and organizational                               22,302          7,107        9,629          11,266               3,929
  Office and telephone                                    8,028          3,741        3,724           4,202                  85
  Promotion and trade shows                               8,968          2,428        6,468           6,468                  72
  Stock-based compensation (Note 7 and 8)                44,767          4,633       22,487          26,288              13,486
  Transfer agent and regulatory fees                      3,541          3,541            -               -                   -
  Website                                                 1,490          1,490            -               -                   -
---------------------------------------------------------------------------------------------------------------------------------

Total Expenses                                          214,302         70,373       94,003         116,997              26,932
---------------------------------------------------------------------------------------------------------------------------------

Net Loss for the Period (Note 8)                      (212,334)        (69,432)     (94,003)       (115,970)            (26,932)
=================================================================================================================================

Net Loss Per Share                                                       (0.01)     (940.03)      (1,159.70)            (269.32)
=================================================================================================================================

Weighted Average Shares Outstanding                                  6,485,000          100             100                 100
=================================================================================================================================


(Diluted loss per share has not been presented as the result is anti-dilutive)













    The accompanying notes are an integral part of these financial statements

--------------------------------------------------------------------------------
Form 10-SB                                                               Page 27

Winmark Enterprises, Inc.
(formerly Adult Mergers, Inc.)
(A Development Stage Company)
Statements of Cash Flows
(expressed in U.S. dollars)

                                                                                                                    (Restated -
                                                                                                  (Restated           Note 8)
                                                     Accumulated from                             - Note 8)      Accumulated from
                                                       March 8, 2001                               For the         March 8, 2001
                                                    (Date of Inception)    Nine Months Ended      Year Ended    (Date of Inception)
                                                       to April 30,            April 30,           July 31,         to July 31,
                                                           2003             2003        2002         2002              2001
                                                             $               $            $            $                 $
                                                        (unaudited)           (unaudited)         (audited)          (audited)

Cash Flows To Operating Activities

Net loss for the period (Note 8)                             (212,334)     (69,432)    (94,003)      (115,970)            (26,932)

Adjustments to reconcile net loss to cash

  Amortization of property and equipment                          352          198           -            154                   -
  Amortization of website development costs                     3,000        1,500       1,000          1,500                   -
  Stock-based compensation                                     44,767        4,633      22,487         26,288              13,846

Changes in operating assets and liabilities

  Increase in accounts receivable                                (188)         (20)          -           (168)                  -
  Increase in accounts payable and accrued liabilities         15,629       13,305       2,134          2,239                  85
----------------------------------------------------------------------------------------------------------------------------------

Net Cash Used In Operating Activities                        (148,774)     (49,816)    (68,382)       (85,957)            (13,001)
----------------------------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities

  Deferred financing costs                                    (12,733)     (12,733)          -              -                   -
  Advances from related parties                                49,622       45,977      16,533          3,636                   9
  Advances from parent company                                117,000       12,000      30,000         55,000              50,000
  Common shares issued                                              1            -           -              -                   1
----------------------------------------------------------------------------------------------------------------------------------

Net Cash Provided By Financing Activities                     153,890       45,244      36,533         58,636              50,010
----------------------------------------------------------------------------------------------------------------------------------

Cash Flows To Investing Activities

  Purchase of property and equipment                           (1,028)           -      (1,028)        (1,028)                  -
  Website development costs                                    (4,000)           -      (4,000)        (4,000)                  -
----------------------------------------------------------------------------------------------------------------------------------

Net Cash Used in Investing Activities                          (5,028)           -      (5,028)        (5,028)                  -
----------------------------------------------------------------------------------------------------------------------------------

Increase (Decrease) in Cash                                        88       (4,572)    (36,877)       (32,349)             37,009

Cash - Beginning of Period                                          -        4,660      37,009         37,009                   -
----------------------------------------------------------------------------------------------------------------------------------

Cash - End of Period                                               88           88         132          4,660              37,009
==================================================================================================================================

Non-Cash Financing Activities

     11,673,400 shares were issued to the parent
     company to convert debt (Note 7)                         117,000      117,000           -              -                   -
==================================================================================================================================

Supplemental Disclosures

  Interest paid                                                     -            -           -              -                   -
  Income taxes paid                                                 -            -           -              -                   -
==================================================================================================================================


    The accompanying notes are an integral part of these financial statements

--------------------------------------------------------------------------------
Form 10-SB                                                               Page 28

Winmark Enterprises, Inc.
(formerly Adult Mergers, Inc.)
(A Development Stage Company)
Statement of Stockholder's Deficit
From March 8, 2001 (Date of Inception) to April 30, 2003
(expressed in U.S. dollars)



                                                                                           Deficit
                                                                                         Accumulated
                                                      Common Stock          Additional   During the        Total
                                               --------------------------     Paid In    Development   Stockholder's
                                                  Shares        Amount       Capital        Stage         Deficit
                                                    #             $             $            $               $

Balance - March 8, 2001 (Date of Inception)               -             -            -             -               -

  Stock issued for cash at $0.01 per share              100             1            -             -               1

Net loss for the period (Restated -
 Note 8)                                                  -             -            -       (26,932)        (26,932)
---------------------------------------------------------------------------------------------------------------------

Balance - July 31, 2001 (audited)                       100             1            -       (26,932)        (26,931)

Net loss for the year (Restated - Note 8)                 -             -            -      (115,970)       (115,970)
---------------------------------------------------------------------------------------------------------------------

Balance - July 31, 2002 (audited)                       100             1            -      (142,902)       (142,901)

Stock issued to settle debt                      11,673,400        11,673      105,327             -         117,000

Forgiveness of debt (Note 7)                              -             -       44,767             -          44,767

Net loss for the period                                   -             -            -       (69,432)        (69,432)
---------------------------------------------------------------------------------------------------------------------

Balance - April 30, 2003 (unaudited)             11,673,500        11,674      150,094      (212,334)        (50,566)
=====================================================================================================================


















    The accompanying notes are an integral part of these financial statements

--------------------------------------------------------------------------------
Form 10-SB                                                               Page 29

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------


1.   Nature of Operations and Continuance of Business

     The Company was incorporated in the State of Nevada on March 8, 2001. The Company's head operational office is located in Vancouver, B.C., Canada.
     The Company changed its name from Adult Mergers, Inc. to Winmark Enterprises, Inc. on November 24, 2002.

     The Company owns and operates online adult entertainment websites and began operations on October 19, 2001. The Company's business plan is to develop a series of websites offering adult oriented content and services to a wide geographic and demographic customer base over the Internet.

     The Company is in the development stage and will continue to be in the development stage until the Company generates significant revenue from operating its websites. Although planned principal activities have begun, the Company has not received significant revenue and has a working capital deficit of $64,975 as at April 30, 2003. Management has plans to seek additional capital through a private placement and public offering of its common stock. As a development stage company, management devotes most of its activities in developing a market for its online services. There is no guarantee that the Company will be able to complete any of the above objectives. There is substantial doubt regarding the Company's ability to continue as a going concern.

     The Company will require $103,000 to $124,000 to fund its ongoing operating expenses and working capital requirements over the next twelve months. The Company expects to fund itself in the next twelve months by sales of shares.

     On December 4, 2002, the board of directors of Growth Mergers, Inc. ("Growth"), the parent company of the Company, unanimously adopted a resolution authorizing the distribution by way of a dividend of substantially all of its assets, being 11,673,500 shares of common stock in the capital of the Company. Prior to this resolution, Growth converted its outstanding cash loan to the Company, totalling $117,000, into 11,673,400 shares of common stock of the Company to give it a total of 11,673,500 shares of the Company. Growth will issue a dividend in the form of the Company's shares on a one for one basis to the existing shareholders of Growth in a "Spin-Off Transaction". Also, effective December 4, 2002, Growth forgave $44,767 of expenses Growth paid for on behalf of the Company. This amount has been treated as additional paid in capital because Growth is a principal shareholder (see Note 7).

     The Company filed a 10-SB Registration Statement with the United States Securities and Exchange Commission ("SEC") and further amendments are required prior to it being declared effective.


2.   Summary of Significant Accounting Principles

     a)   Basis of Accounting

          These financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in US dollars.

     b)   Fiscal Year

          The Company's fiscal year end is July 31.

     c)   Cash and Cash Equivalents

          The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

     d)   Property and Equipment

          Property and equipment is stated at cost. Amortization is computed on a 30% declining balance basis.

--------------------------------------------------------------------------------
Form 10-SB                                                               Page 30

Winmark Enterprises, Inc.
(formerly Adult Mergers, Inc.)
(A Development Stage Company)
Notes to the Financial Statements
(expressed in U.S. dollars)


2.   Summary of Significant Accounting Principles (continued)

     e)   Website Development Costs

          The Company recognizes the costs associated with developing a website in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Relating to website development costs the Company follows the guidance pursuant to the Emerging Issues Task Force (EITF) No. 00-2, "Accounting for Website Development Costs".

          The Company's websites have been developed. Costs associated with the website consist primarily of software purchased from a third party. The Company is capitalizing costs of computer software obtained for internal use in web design and network operations. These capitalized costs will be amortized based on their estimated useful life over two years. Payroll and related costs will not be capitalized, as the amounts principally relate to maintenance. Internal costs related to the development of website content will be expensed as incurred.

     f)   Long-Lived Assets

          In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets", the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes an impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

     g)   Foreign Currency Transactions/Balances

          The functional currency of the Company is U.S. dollars. Transactions in currencies other than the U.S. dollar are translated at the rate in effect on the transaction date. Any balance sheet items denominated in foreign currencies are translated into U.S. dollars using the rate in effect on the balance sheet date. Resulting foreign currency gains or losses are charged to operations as incurred.

     h)   Income Tax

          Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109") as of its inception. The Company has incurred net operating losses of $103,000 to offset future years taxable income. These losses expire in 2015 and 2016. Pursuant to SFAS 109 the Company is required to compute tax asset benefits for net operating losses carried forward. The potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

--------------------------------------------------------------------------------
Form 10-SB                                                               Page 31

Winmark Enterprises, Inc.
(formerly Adult Mergers, Inc.)
(A Development Stage Company)
Notes to the Financial Statements
(expressed in U.S. dollars)


2.   Summary of Significant Accounting Principles (continued)

     h)   Income Tax (continued)

          The components of the net deferred tax asset at July 31, 2002 and 2001, and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are scheduled below:

                                                   2002                 2001
                                                    $                    $

               Net Operating Loss                 90,000               13,000

               Statutory Tax Rate                  34%                  34%

               Effective Tax Rate                   -                    -

               Deferred Tax Asset                 31,000               4,000

               Valuation Allowance               (31,000)             (4,000)
               ---------------------------------------------------------------

               Net Deferred Tax Asset               -                    -
               ===============================================================

     i)   Revenue Recognition

          Revenue will be recognized in accordance with SEC Staff Accounting Bulletin 101 ("SAB 101"). Revenue will consist of web-based membership, usage, advertising, pay-per-view and E-Commerce fees paid by way of credit card over the Internet. Pursuant to SAB 101 revenues are recognized after the service has been performed and no further performance obligations exist.

     j)   Comprehensive Income

          SFAS No. 130, "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at March 31, 2003, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

     k)   Basic and Diluted Net Income (Loss) per Share

          The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

     l)   Use of Estimates

          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     m)   Financial Instruments

          The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and due to related parties approximate fair value due to the relatively short maturity of these instruments.

--------------------------------------------------------------------------------
Form 10-SB                                                               Page 32

Winmark Enterprises, Inc.
(formerly Adult Mergers, Inc.)
(A Development Stage Company)
Notes to the Financial Statements
(expressed in U.S. dollars)


2.   Summary of Significant Accounting Principles (continued)

     n)   Interim Financial Statements

          The interim financial statements for the nine months ended April 30, 2003 and 2002 have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

     o)   Recent Accounting Pronouncements

          In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 expands the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The transition provisions do not currently have an impact on the Company's consolidated financial position and results of operations as the Company has no stock-based employee compensation. The disclosure provisions of SFAS No. 148 are effective for financial statements for interim periods beginning after December 15, 2002. The Company will adopt the disclosure requirements of SFAS No. 148 if stock-based compensation is awarded to employees.

          In June, 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for
          Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company adopted SFAS No. 146 on January 1, 2003. There is no effect, with the adoption of this standard, on the Company's results of operations and financial position.

          FASB has also issued SFAS No. 145, 147, 149 and 150 but they will not have any relationship to the operations of the Company therefore a description of each and their respective impact on the Company's operations have not been disclosed.


3.   Property and Equipment

                                                              April 30,      July 31,       July 31,
                                                                 2003          2002           2001
                                                                 Net            Net            Net
                                             Accumulated       Carrying      Carrying       Carrying
                                   Cost      Amortization       Value          Value          Value
                                    $             $               $              $              $
                                                            (unaudited)      (audited)      (audited)

      Computer equipment           1,028            352            676            874              -

--------------------------------------------------------------------------------
Form 10-SB                                                               Page 33

Winmark Enterprises, Inc.
(formerly Adult Mergers, Inc.)
(A Development Stage Company)
Notes to the Financial Statements
(expressed in U.S. dollars)


4.   Website Development Costs

                                                               April 30,       July 31,      July 31,
                                                                 2003            2002          2001
                                                                  Net            Net            Net
                                              Accumulated      Carrying        Carrying      Carrying
                                   Cost      Amortization        Value          Value          Value
                                     $             $               $              $              $
                                                             (unaudited)      (audited)      (audited)

      Website development costs    4,000          3,000          1,000          2,500              -
      ================================================================================================


5.   Deferred Financing Costs

     During the nine months ended April 30, 2003, the Company paid $12,733 for professional fees relating to the preparation of the 10-SB Registration Statement filed with the SEC.


6.   Related Party Transactions/Balances

     a) The President of the Company was paid $43,091 for the nine months ended April 30, 2003 (fiscal 2002 - $56,229; fiscal 2001 - $9,000) for consulting services rendered.

     b) As at April 30, 2003, the balance of $178 due from the President of the Company is without interest, has no specific terms of repayment, and is unsecured.

     c) On January 2, 2003, the Company entered into a loan agreement with Express Enterprises Ltd., a company controlled by the President of the Company, to provide the Company with a credit facility of $100,000. Any amounts drawn on this credit facility are non-interest bearing, unsecured and due on demand. As at April 30, 2003, the Company has drawn $49,800 on this credit facility.


7.   Due to Parent Company (Growth Mergers, Inc.)

     On December 4, 2002, the board of directors of Growth Mergers, Inc. ("Growth"), the parent company of the Company, unanimously adopted a resolution authorizing the distribution by way of a dividend of substantially all of its assets, being 11,673,500 shares of common stock in the capital of the Company. Prior to this resolution, Growth converted its outstanding cash loan to the Company, totalling $117,000, into 11,673,400 shares of common stock of the Company to give it a total of 11,673,500 shares of the Company. Growth will issue a dividend in the form of the Company's shares on a one for one basis to the existing shareholders of Growth in a "Spin-Off Transaction".

     As at December 4, 2002, the balance of $44,767 due to Growth for stock-based compensation paid to independent consultants on behalf of the Company was without interest, had no specific terms of repayment and was unsecured. This amount was forgiven.

     The  Spin-Off   Transaction  will  take  place  once  the  Company's  10-SB
     Registration Statement is declared effective by the SEC.

--------------------------------------------------------------------------------
Form 10-SB                                                               Page 34

Winmark Enterprises, Inc.
(formerly Adult Mergers, Inc.)
(A Development Stage Company)
Notes to the Financial Statements
(expressed in U.S. dollars)


8.   Restatements

     The Company has revised its financial statements to include expenses incurred by the parent company on its behalf as required by Staff Accounting Bulletin Topic 1:B (see Note 7). The parent company paid independent consultants through the issuance of its stock to develop the operations of the Company. The adjusted net loss for the periods requiring revision are as follows:

                                                                             Accumulated from
                                                           For the Year        March 8, 2001
                                                               Ended        (Date of Inception)
                                                             July 31,           To July 31,
                                                               2002                2001
                                                                 $                   $

    Net loss as previously reported                            (89,682)              (13,086)
    Stock-based compensation                                   (26,288)              (13,846)
    ------------------------------------------------------------------------------------------

    Net loss as restated                                      (115,970)              (26,932)
    ==========================================================================================

    Increase in net loss per share as a result of this
    restatement.                                                262.88               138.46
    ==========================================================================================

--------------------------------------------------------------------------------
Form 10-SB                                                               Page 35

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------



PART III
--------

ITEM 1.      INDEX TO EXHIBITS
------------------------------

Financial Statements Filed as Part of the Registration Statement
----------------------------------------------------------------

Audited Financial Statements by Manning Elliott:

Independent Auditors' Report, dated October 23, 2002.

Balance Sheets at April 30, 2003 (unaudited), July 31, 2002 and 2001.

Statements of Operations for the period from March 8, 2001 (date of inception) to April 30, 2003 (unaudited), year ended July 31, 2002 and the period from March 8, 2001 (date of inception) to July 31, 2001.

Statement of Stockholders' Deficit for the period from March 8, 2001 (date of inception) to April 30, 2003 (unaudited), year ended July 31, 2002 and the period from March 8, 2001 (date of inception) to July 31, 2001.

Statements of Cash Flows for the period from March 8, 2001 (date of inception) to April 30, 2003 (unaudited), year ended July 31, 2002 and the period from March 8, 2001 (date of inception) to July 31, 2001.

Notes to the Financial Statements.

Exhibits Required by Item 601 of Regulation S-B
-----------------------------------------------

Exhibit Number/Description

(3)    Charter and By-laws:
---------------------------

3.1    Articles of Incorporation, effective March 8, 2001

3.2    Certificate of Incorporation, effective March 8, 2002

3.3    By-Laws, effective December 5, 2002

3.4    Certificate of Amendment dated November 15, 2002

(10)   Material Contracts
--------------------------

10.1   Agreement with iBill dated October 5, 2001

10.2   Agreement with Teleteria Inc. dated September 25, 2001

10.3   Agreement with Express Enterprises Ltd. Dated January 2, 2003

(23)   Consents
---------------

23.1   Consent of Manning Elliott, Chartered Accountants









--------------------------------------------------------------------------------
Form 10-SB                                                               Page 36

                            WINMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------



                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


WINMARK ENTERPRISES INC.
------------------------


By: /s/ Winston Barta
   ------------------


Winston Barta, President and Director
Principal executive officer, principal financial officer and principal accounting officer
July 24, 2003














































--------------------------------------------------------------------------------
Form 10-SB                                                               Page 37